Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

Twitter: https://twitter.com/NetEase_Global

Brandi Piacente

Email: netease@thepiacentegroup.com

Tel: (+1) 212-481-2050

NetEase Announces Third Quarter 2020 Unaudited Financial Results

(Beijing- November 19, 2020)- NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

•                  Net revenues  were RMB18.7 billion (US$2.7 billion), an increase of 27.5% compared with the third quarter of 2019.

•                  Online game services net revenues were RMB13.9 billion (US$2.0 billion), an increase of 20.2% compared with the third quarter of 2019.

•                  Youdao net revenues were RMB896.0 million (US$132.0 million), an increase of 159.0% compared with the third quarter of 2019.

•                  Innovative businesses and others net revenues were RMB3.9 billion (US$574.4 million), an increase of 41.6% compared with the third quarter of 2019.

•                  Gross profit was RMB9.9 billion (US$1.5 billion), an increase of 25.6% compared with the third quarter of 2019.

•                  Total operating expenses were RMB7.0 billion (US$1.0 billion), an increase of 54.7% compared with the third quarter of 2019.

•                  Net income from continuing operations attributable to the Company’s shareholders was RMB3.0 billion (US$441.6 million), which includes net exchange losses of RMB1.6 billion (US$231.4 million). Non-GAAP net income from continuing operations attributable to the Company’s shareholders was RMB3.7 billion (US$540.4 million). [1]

•                  Basic net income from continuing operations was US$0.65 per ADS (US$0.13 per share). Non-GAAP basic net income from continuing operations was US$0.80 per ADS (US$0.16 per share). [1] [2]

Third Quarter 2020 and Recent Operational Highlights

•                  Introduced new titles to the Chinese market including Onmyoji: Yokai Koya, PES Club Manager, King of Hunters and For All Time, and EVE Echoes and MARVEL Duel to overseas markets.

•                  Extended the popularity of a number of mobile titles that climbed China’s iOS top grossing chart in the past months including Invincible, Onmyoji and Sky.

•                  Maintained steady performances of flagship PC titles such as Fantasy Westward Journey Online, New Westward Journey Online II and Justice.

•                  Strengthened NetEase Game’s international presence with strong performances from Knives Out, Life-After and Identity V in Japan.

•                  Further developed a robust pipeline with titles including Unknown Future, Akasha Book, Revelation mobile game, Infinite Lagrange, Harry Potter: Magic Awakened, The Lord of the Rings: Rise to War, Nightmare Breaker, Ghost World Chronicle, Diablo® Immortal™ and Pokémon Quest. Several of these titles, including Revelation mobile game, will be released before Chinese New Year.

•                  Increased net revenues from Youdao’s learning services and products by over 200% year-over-year.

“With strong and steady contributions from our online game services, our total net revenues for the third quarter reached RMB18.7 billion, an increase of 27.5% year-over-year,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “The strength of our games business is bolstered by our diverse and growing game portfolio with impressive longevity. Additionally, our robust pipeline of games ready for launch is hugely exciting, and we cannot wait to unveil our game sensations across multiple genres to both domestic and global players in the coming quarters.

[1] As used in this announcement, non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share are defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement.

[2] Effective October 1, 2020, the Company changed the ratio of its American depositary shares (“ADSs”), representing ordinary shares, from the previous one ADS for every twenty-five ordinary shares to one ADS for every five ordinary shares. The data throughout this announcement have been revised to reflect the ratio change as if it had occurred throughout the periods presented herein.

“Our other businesses including Youdao, NetEase Cloud Music and Yanxuan are also on track, with promising year-over-year topline growth. As we work to bring even more value to our community and shareholders, we will continue to focus on expanding our sustainable growth prospects for each of our businesses,” Mr. Ding concluded.

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the third quarter of 2020 were RMB18,658.2 million (US$2,748.1 million), compared to RMB18,184.8 million and RMB14,635.7 million for the preceding quarter and the third quarter of 2019, respectively.

Net revenues from online game services were RMB13,862.0 million (US$2,041.7 million) for the third quarter of 2020, compared to RMB13,828.3 million and RMB11,534.8 million for the preceding quarter and the third quarter of 2019, respectively. Net revenues from mobile games accounted for approximately 72.7% of net revenues from online games for the third quarter of 2020, compared to 72.3% and 71.0% for the preceding quarter and the third quarter of 2019, respectively.

Net revenues from Youdao were RMB896.0 million (US$132.0 million) for the third quarter of 2020, compared to RMB623.3 million and RMB345.9 million for the preceding quarter and the third quarter of 2019, respectively.

Net revenues from innovative businesses and others were RMB3,900.1 million (US$574.4 million) for the third quarter of 2020, compared to RMB3,733.3 million and RMB2,755.0 million for the preceding quarter and the third quarter of 2019, respectively.

Gross Profit

Gross profit for the third quarter of 2020 was RMB9,885.8 million (US$1,456.0 million), compared to RMB9,792.2 million and RMB7,870.4 million for the preceding quarter and the third quarter of 2019, respectively.

The quarter-over-quarter gross profit in online game services was generally stable. The year-over-year increase was primarily due to increased net revenues from self-developed games such as Fantasy Westward Journey H5, Life-After and Knives Out, as well as certain licensed games.

The quarter-over-quarter and year-over-year increases in Youdao gross profit were primarily attributable to the significant increase in net revenues, improved economies of scale, and faculty compensation structure optimization for its learning services and products.

The quarter-over-quarter decrease in innovative businesses and others gross profit was primarily due to decreased gross profit from advertising services. The year-over-year increase was primarily due to increased net revenues from NetEase Cloud Music.

Gross Profit Margin

Gross profit margin for online game services for the third quarter of 2020 was 63.6%, compared to 63.8% each for the preceding quarter and the third quarter of 2019. Gross profit margin for online game services was generally stable, fluctuating within a narrow band based on the revenue mix of mobile and PC games, as well as self-developed and licensed games.

Gross profit margin for Youdao for the third quarter of 2020 was 45.9%, compared to 45.2% and 25.8% for the preceding quarter and the third quarter of 2019, respectively. The quarter-over-quarter gross profit margin was comparatively stable. The year-over-year increase was primarily attributable to the factors enumerated above.

Gross profit margin for innovative businesses and others for the third quarter of 2020 was 16.8%, compared to 18.5% and 15.2% for the preceding quarter and the third quarter of 2019, respectively. The quarter-over-quarter decrease was primarily due to decreased gross profit margin from advertising services. The year-over-year increase was primarily due to increased net revenues from NetEase Cloud Music.

Operating Expenses

Total operating expenses for the third quarter of 2020 were RMB7,015.7 million (US$1,033.3 million), compared to RMB5,622.3 million and RMB4,535.6 million for the preceding quarter and the third quarter of 2019, respectively. The quarter-over-quarter and year-over-year increases were mainly due to increased marketing expenditures related to Youdao and online game services, as well as higher staff-related costs and research and development investments.

Other Income

Other income consisted of investment income, interest income, exchange gains/ (losses) and others. The quarter-over-quarter and year-over-year decreases were mainly due to net exchange losses of RMB1,571.3 million (US$231.4 million) recorded in the third quarter of 2020, which were mainly related to net unrealized exchange losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods. Such unrealized exchange losses were partially offset by increased investment income arising from fair value changes of equity investments with readily determinable fair value.

Income Taxes

The Company recorded a net income tax charge of RMB342.7 million (US$50.5 million) for the third quarter of 2020, compared to RMB1,064.5 million and RMB88.0 million for the preceding quarter and the third quarter of 2019, respectively. The effective tax rate for the third quarter of 2020 was 10.9%, compared to 18.6% and 2.1% for the preceding quarter and the third quarter of 2019, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter, and the rate for the third quarter of 2020 was affected by certain tax credits received and recognized during the quarter.

Net Income and Non-GAAP Net Income

Net income from continuing operations attributable to the Company’s shareholders for the third quarter of 2020 totaled RMB2,998.2 million (US$441.6 million), which includes net exchange losses of RMB1,571.3 million (US$231.4 million), compared to RMB4,537.8 million and RMB4,134.2 million for the preceding quarter and the third quarter of 2019, respectively.

Non-GAAP net income from continuing operations attributable to the Company’s shareholders for the third quarter of 2020 totaled RMB3,669.2 million (US$540.4 million), compared to RMB5,226.0 million and RMB4,726.0 million for the preceding quarter and the third quarter of 2019, respectively.

NetEase reported basic and diluted net income from continuing operations per ADS of US$0.65 and US$0.64, respectively, for the third quarter of 2020, compared to US$1.03 and US$1.02, respectively, for the preceding quarter, and US$0.94 each for the third quarter of 2019. NetEase reported basic and diluted net income from continuing operations per share of US$0.13 each for the third quarter of 2020, compared to US$0.21 and US$0.20, respectively, for the preceding quarter, and US$0.19 each for the third quarter of 2019.

Non-GAAP basic and diluted net income from continuing operations per ADS were US$0.80 and US$0.79, respectively, for the third quarter of 2020, compared to US$1.19 and US$1.17, respectively, for the preceding quarter and US$1.08 and US$1.07, respectively, for the third quarter of 2019. Non-GAAP basic and diluted net income from continuing operations per share were US$0.16 each for the third quarter of 2020, compared to US$0.24 and US$0.23, respectively, for the preceding quarter and US$0.22 and US$0.21, respectively, for the third quarter of 2019.

Quarterly Dividend

The board of directors has approved a dividend of US$0.1950 per ADS (US$0.0390 per share) for the third quarter of 2020, to holders of ADSs and holders of ordinary shares as of the close of business on December 4, 2020, New York Time and Hong Kong Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 4, 2020 (Hong Kong Time). The payment date is expected to be on December 15, 2020 for holders of ordinary shares and on or around December 18, 2020 for holders of ADSs (assuming the dividend payment is timely received by the ADS depositary).

NetEase paid a dividend of US$0.2320 per ADS (US$0.0464 per share) for the first quarter of 2020 in June 2020, and paid a dividend of US$0.2970 per ADS (US$0.0594 per share) for the second quarter of 2020 in September 2020.

Starting in the second quarter of 2019, the Company’s policy has been to set quarterly dividends at an amount equivalent to approximately 20%-30% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2020, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB102,650.0 million (US$15,118.7 million), compared to RMB74,406.0 million as of December 31, 2019. Cash flow generated from continuing operating activities was RMB5,401.0 million (US$795.5 million) for the third quarter of 2020, compared to RMB4,772.3 million and RMB3,846.3 million for the preceding quarter and the third quarter of 2019, respectively.

Share Purchase / Repurchase Program

On November 20, 2019, the Company announced that its board of directors had approved a share purchase program of up to US$20.0 million of Youdao’s outstanding ADSs for a period not to exceed 12 months beginning on November 25, 2019. Under the terms of this program, NetEase may purchase Youdao’s ADSs in open-market transactions on the New York Stock Exchange. As of September 30, 2020, approximately 198,000 ADSs had been purchased under this program for a total cost of US$3.4 million.

On February 26, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on March 2, 2020. On May 19, 2020, the Company announced that its board of directors had approved an amendment to such program to increase the total authorized repurchase amount to US$2.0 billion. Under the terms of this program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. As of September 30, 2020, approximately 15.3 million ADSs had been repurchased under this program for a total cost of US$1.1 billion.

For both of the above-mentioned current programs, it is expected that the timing and dollar amount of purchase transactions will be in accordance with the Securities and Exchange Commission (SEC) Rule 10b-18 requirements and such purchases may be affected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs or purchases Youdao’s ADSs will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.7896 on September 30, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2020, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. New York Time on Thursday, November 19, 2020 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, November 19, 2020). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-646-828-8143 and providing conference ID: 5158324, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-719-457-0820 and entering passcode 5158324#. The replay will be available through December 2, 2020.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

As a leading internet technology company based in China, NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is dedicated to providing premium online services centered around innovative and diverse content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC games. In more recent years, NetEase has expanded into international markets including Japan and North America. In addition to its self-developed game content, NetEase partners with other leading game developers, such as Blizzard Entertainment and Mojang AB (a Microsoft subsidiary), to operate globally renowned games in China. NetEase’s other innovative service offerings include the intelligent learning services of its majority-controlled subsidiary, Youdao (NYSE: DAO); music streaming through its leading NetEase Cloud Music business; and its private label e-commerce platform, Yanxuan. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; competition in NetEase’s existing and potential markets; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income from continuing operations attributable to the Company’s shareholders and non-GAAP basic and diluted net income from continuing operations per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income from continuing operations attributable to the Company’s shareholders as net income from continuing operations attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income from continuing operations attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income from continuing operations attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income from continuing operations attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income from continuing operations attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	3,246,373	6,466,250	952,376
Time deposits	53,487,075	79,639,453	11,729,624
Restricted cash	3,150,354	2,885,935	425,052
Accounts receivable, net	4,169,358	4,948,999	728,909
Inventories, net	650,557	524,360	77,230
Prepayments and other current assets	4,817,422	7,005,805	1,031,843
Short-term investments	15,312,595	12,294,335	1,810,760
Assets held for sale	271,278	—	—
Total current assets	85,105,012	113,765,137	16,755,794

Non-current assets:
Property, equipment and software, net	4,621,712	4,439,270	653,834
Land use right, net	3,707,179	4,200,099	618,608
Deferred tax assets	903,904	892,862	131,504
Time deposits	2,360,000	4,250,000	625,957
Other long-term assets	15,424,166	17,184,276	2,530,970
Assets held for sale	2,398	—	—
Total non-current assets	27,019,359	30,966,507	4,560,873
Total assets	112,124,371	144,731,644	21,316,667

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	1,212,303	997,099	146,857
Salary and welfare payables	2,957,360	2,130,624	313,807
Taxes payable	3,156,513	4,062,230	598,302
Short-term loans	16,828,226	22,247,523	3,276,706
Deferred revenue	8,602,227	10,376,439	1,528,284
Accrued liabilities and other payables	5,484,228	7,114,994	1,047,925
Liabilities held for sale	2,156	—	—
Total current liabilities	38,243,013	46,928,909	6,911,881

Non-current liabilities:
Deferred tax liabilities	382,030	533,208	78,533
Other long-term payable	456,912	514,763	75,816
Liabilities held for sale	961	—	—
Total non-current liabilities	839,903	1,047,971	154,349
Total liabilities	39,082,916	47,976,880	7,066,230

Redeemable noncontrolling interests	10,448,600	10,660,981	1,570,193

Total NetEase, Inc.’s equity	61,453,699	85,246,787	12,555,495
Noncontrolling interests	1,139,156	846,996	124,749
Total shareholders’ equity	62,592,855	86,093,783	12,680,244

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	112,124,371	144,731,644	21,316,667

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Net revenues	14,635,690	18,184,806	18,658,222	2,748,059	43,506,341	53,905,395	7,939,406

Cost of revenues	(6,765,340)	(8,392,631)	(8,772,379)	(1,292,032)	(20,161,469)	(24,849,755)	(3,659,973)

Gross profit	7,870,350	9,792,175	9,885,843	1,456,027	23,344,872	29,055,640	4,279,433

Selling and marketing expenses	(1,619,531)	(2,321,397)	(3,442,821)	(507,073)	(4,067,384)	(7,627,289)	(1,123,378)
General and administrative expenses	(753,794)	(892,622)	(783,815)	(115,443)	(2,317,544)	(2,561,871)	(377,323)
Research and development expenses	(2,162,254)	(2,408,306)	(2,789,051)	(410,783)	(6,145,736)	(7,340,006)	(1,081,066)
Total operating expenses	(4,535,579)	(5,622,325)	(7,015,687)	(1,033,299)	(12,530,664)	(17,529,166)	(2,581,767)

Operating profit	3,334,771	4,169,850	2,870,156	422,728	10,814,208	11,526,474	1,697,666

Other income:
Investment income, net	394,907	711,159	1,280,483	188,595	574,873	1,881,911	277,176
Interest income, net	184,795	396,519	446,914	65,823	542,228	1,188,617	175,064
Exchange gains/ (losses), net	120,562	17,008	(1,571,326)	(231,431)	153,688	(1,310,261)	(192,981)
Other, net	214,847	421,199	109,940	16,192	330,037	597,847	88,053

Income before tax	4,249,882	5,715,735	3,136,167	461,907	12,415,034	13,884,588	2,044,978
Income tax	(87,957)	(1,064,455)	(342,700)	(50,474)	(2,038,397)	(2,489,188)	(366,618)

Net income from continuing operations	4,161,925	4,651,280	2,793,467	411,433	10,376,637	11,395,400	1,678,360
Net income from discontinued operations	8,596,089	—	—	—	7,962,519	—	—
Net income	12,758,014	4,651,280	2,793,467	411,433	18,339,156	11,395,400	1,678,360

Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	(70,124)	(150,958)	(118,448)	(17,446)	(211,955)	(655,425)	(96,534)
Net loss attributable to noncontrolling interests	42,409	37,484	323,221	47,605	56,583	347,077	51,119
Net income attributable to the Company’s shareholders	12,730,299	4,537,806	2,998,240	441,592	18,183,784	11,087,052	1,632,945
Including:
-Net income from continuing operations attributable to the Company’s shareholders	4,134,210	4,537,806	2,998,240	441,592	10,221,265	11,087,052	1,632,945
-Net income from discontinued operations attributable to the Company’s shareholders	8,596,089	—	—	—	7,962,519	—	—

Basic net income per share:	3.95	1.40	0.89	0.13	5.65	3.37	0.50
-Continuing operations	1.28	1.40	0.89	0.13	3.18	3.37	0.50
-Discontinued operations	2.67	—	—	—	2.47	—	—
				—			—
Basic net income per ADS:	19.73	7.00	4.43	0.65	28.25	16.87	2.48
-Continuing operations	6.41	7.00	4.43	0.65	15.88	16.87	2.48
-Discontinued operations	13.32	—	—	—	12.37	—	—
				—			—
Diluted net income per share:	3.91	1.38	0.87	0.13	5.60	3.33	0.49
-Continuing operations	1.27	1.38	0.87	0.13	3.15	3.33	0.49
-Discontinued operations	2.64	—	—	—	2.45	—	—
				—			—
Diluted net income per ADS:	19.56	6.92	4.37	0.64	28.02	16.65	2.45
-Continuing operations	6.35	6.92	4.37	0.64	15.75	16.65	2.45
-Discontinued operations	13.21	—	—	—	12.27	—	—

Weighted average number of ordinary shares outstanding, basic	3,225,704	3,242,061	3,384,051	3,384,051	3,217,806	3,286,194	3,286,194
Weighted average number of ADS outstanding, basic	645,141	648,412	676,810	676,810	643,561	657,239	657,239
Weighted average number of ordinary shares outstanding, diluted	3,254,269	3,281,100	3,431,274	3,431,274	3,244,404	3,329,149	3,329,149
Weighted average number of ADS outstanding, diluted	650,854	656,220	686,255	686,255	648,881	665,830	665,830

Effective October 1, 2020, the Company changed the ratio of its American depositary shares (“ADSs”), representing ordinary shares, from the previous one ADS for every twenty-five ordinary shares to one ADS for every five ordinary shares. The data throughout this announcement have been revised to reflect the ratio change as if it had occurred throughout the periods presented herein.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	12,758,014	4,651,280	2,793,467	411,433	18,339,156	11,395,400	1,678,360
Net income from discontinued operations	(8,596,089)	—	—	—	(7,962,519)	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	703,387	892,150	913,049	134,478	1,918,138	2,495,256	367,511
Fair value changes of equity security investments	(144,547)	(503,281)	(1,103,428)	(162,517)	(187,425)	(1,279,669)	(188,475)
Impairment losses of investments and other intangible assets	12,585	—	—	—	177,567	6,600	972
Fair value changes of short-term investments	(198,390)	(174,738)	(133,943)	(19,728)	(497,354)	(461,787)	(68,014)
Share-based compensation cost	593,259	691,945	676,751	99,675	1,781,726	2,034,510	299,651
Allowance for/ (reversal of) provision for doubtful debts	4,725	(1,305)	(2,146)	(316)	(10,740)	46,488	6,847
(Gains)/losses on disposal of property, equipment and software	(2,639)	1,070	2,645	390	1,551	3,752	553
Unrealized exchange (gains)/losses	(111,807)	(20,159)	1,568,627	231,034	(141,850)	1,305,960	192,347
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(83,678)	(14,803)	2,995	441	(95,812)	(27,241)	(4,012)
Deferred income taxes	(114,434)	499,509	(550,137)	(81,026)	654,942	162,220	23,892
Net equity share of (gains)/ losses from associated companies	(8,595)	(10,948)	(28,915)	(4,259)	7,947	(86,074)	(12,677)
Changes in operating assets and liabilities:
Accounts receivable	(333,859)	(498,550)	43,177	6,359	(556,921)	(885,908)	(130,480)
Inventories	83,150	3,329	34,429	5,071	378,866	126,198	18,587
Prepayments and other assets	(746,434)	233,607	65,383	9,630	(1,179,256)	(804,808)	(118,535)
Accounts payable	(105,131)	(271,697)	147,811	21,770	(123,461)	(222,565)	(32,780)
Salary and welfare payables	(447,025)	132,037	(447,645)	(65,931)	(888,267)	(853,515)	(125,709)
Taxes payable	(408,348)	(568,138)	240,464	35,416	(302,048)	906,404	133,499
Deferred revenue	816,599	(605,444)	1,000,530	147,362	477,582	1,774,212	261,313
Accrued liabilities and other payables	175,544	336,444	177,853	26,195	(391,548)	1,038,491	152,953
Net cash provided by continuing operating activities	3,846,287	4,772,308	5,400,967	795,477	11,400,274	16,673,924	2,455,803
Net cash provided by discontinued operating activities	7,136	—	—	—	305,487	—	—
Net cash provided by operating activities	3,853,423	4,772,308	5,400,967	795,477	11,705,761	16,673,924	2,455,803
Cash flows from investing activities:
Purchase of property, equipment and software	(329,722)	(237,039)	(350,866)	(51,677)	(973,760)	(752,225)	(110,791)
Proceeds from sale of property, equipment and software	5,190	3,970	4,903	722	10,908	9,645	1,421
Purchase of intangible assets, content and licensed copyrights	(208,748)	(839,441)	(755,132)	(111,219)	(1,358,609)	(1,901,408)	(280,047)
Net change in short-term investments with terms of three months or less	(683,304)	1,083,342	298,667	43,989	779,524	601,474	88,588
Purchase of short-term investments	(4,997,000)	(3,080,000)	(4,555,000)	(670,879)	(18,997,000)	(17,705,000)	(2,607,665)
Proceeds from maturities of short-term investments	5,901,842	2,345,218	11,295,357	1,663,626	10,972,655	20,528,551	3,023,529
Investment in associated companies and other long-term investments	(711,229)	(520,762)	(647,533)	(95,371)	(1,330,474)	(1,373,300)	(202,265)
Proceeds from disposal of investment in equity investments, businesses and subsidiaries	127,332	33,856	397,342	58,522	378,413	628,150	92,516
Placement/rollover of matured time deposits	(19,339,634)	(38,412,268)	(26,718,380)	(3,935,192)	(52,170,926)	(76,798,135)	(11,311,143)
Proceeds from maturities of time deposits	11,869,243	19,442,266	13,550,559	1,995,782	46,417,255	46,633,442	6,868,364
Change in other long-term assets	63,196	(76,103)	(21,957)	(3,234)	(25,116)	(108,582)	(15,993)
Amounts received from disposed businesses	1,488,349	—	—	—	1,938,835	—	—
Net cash used in continuing investing activities	(6,814,485)	(20,256,961)	(7,502,040)	(1,104,931)	(14,358,295)	(30,237,388)	(4,453,486)
Net cash used in discontinued investing activities	(264,897)	—	—	—	(832,252)	—	—
Net cash used in investing activities	(7,079,382)	(20,256,961)	(7,502,040)	(1,104,931)	(15,190,547)	(30,237,388)	(4,453,486)

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from financing activities:
Proceeds of short-term bank loans	58,840	360,474	68,978	10,159	371,715	529,452	77,980
Payment of short-term bank loans	—	(358,171)	—	—	—	(456,566)	(67,245)
Net changes in short-term loans with terms of three months or less	1,469,031	2,305,176	1,031,040	151,856	1,066,023	5,875,786	865,410
Net proceeds received from/(paid for) issuance of shares in Hong Kong	—	22,083,467	(212)	(31)	—	22,083,255	3,252,512
Capital injection from/ (repurchase of) noncontrolling interests and redeemable noncontrolling interests shareholders, net	128,192	163,865	4,815	709	412,716	(278,952)	(41,085)
Cash (paid for)/received from repurchase of NetEase’s/ purchase of Youdao’s ADSs	(7)	(3,260,996)	(2,223,165)	(327,437)	10,638	(8,045,058)	(1,184,909)
Dividends paid to shareholders	(923,444)	(1,115,136)	(1,377,570)	(202,894)	(1,950,150)	(3,419,251)	(503,601)
Net cash provided/(used in) by financing activities	732,612	20,178,679	(2,496,114)	(367,638)	(89,058)	16,288,666	2,399,062

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	38,196	180,056	(25,033)	(3,687)	55,926	229,123	33,746
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(2,455,151)	4,874,082	(4,622,220)	(680,779)	(3,517,918)	2,954,325	435,125
Cash, cash equivalents and restricted cash, at the beginning of the period	9,143,771	9,100,323	13,974,405	2,058,207	10,206,538	6,397,860	942,303
Cash, cash equivalents and restricted cash, at end of the period	6,688,620	13,974,405	9,352,185	1,377,428	6,688,620	9,352,185	1,377,428
Less: Cash, cash equivalents and restricted cash of held for sale at end of the period	14,693	—	—	—	14,693	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the period	6,673,927	13,974,405	9,352,185	1,377,428	6,673,927	9,352,185	1,377,428

Supplemental disclosures of cash flow information of continuing operations:
Cash paid for income tax, net	906,425	548,556	948,130	139,644	2,004,180	1,698,730	250,196
Cash paid for interest expense	73,573	55,301	47,862	7,049	297,647	199,874	29,438
Supplemental schedule of non-cash investing and financing activities of continuing opearations:
Fixed asset purchases financed by accounts payable and accrued liabilities	292,528	277,314	238,309	35,099	292,528	238,309	35,099

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	11,534,763	13,828,256	13,862,035	2,041,657	34,818,308	41,208,535	6,069,361
Youdao	345,908	623,290	896,041	131,973	894,451	2,060,719	303,511
Innovative businesses and others	2,755,019	3,733,260	3,900,146	574,429	7,793,582	10,636,141	1,566,534
Total net revenues	14,635,690	18,184,806	18,658,222	2,748,059	43,506,341	53,905,395	7,939,406

Cost of revenues:
Online game services	(4,172,678)	(5,009,354)	(5,044,177)	(742,927)	(12,692,675)	(14,905,362)	(2,195,323)
Youdao	(256,674)	(341,751)	(484,488)	(71,357)	(646,259)	(1,131,902)	(166,711)
Innovative businesses and others	(2,335,988)	(3,041,526)	(3,243,714)	(477,748)	(6,822,535)	(8,812,491)	(1,297,939)
Total cost of revenues	(6,765,340)	(8,392,631)	(8,772,379)	(1,292,032)	(20,161,469)	(24,849,755)	(3,659,973)

Gross profit:
Online game services	7,362,085	8,818,902	8,817,858	1,298,730	22,125,633	26,303,173	3,874,038
Youdao	89,234	281,539	411,553	60,616	248,192	928,817	136,800
Innovative businesses and others	419,031	691,734	656,432	96,681	971,047	1,823,650	268,595
Total gross profit	7,870,350	9,792,175	9,885,843	1,456,027	23,344,872	29,055,640	4,279,433

Gross profit margin:
Online game services	63.8%	63.8%	63.6%	63.6%	63.5%	63.8%	63.8%
Youdao	25.8%	45.2%	45.9%	45.9%	27.7%	45.1%	45.1%
Innovative businesses and others	15.2%	18.5%	16.8%	16.8%	12.5%	17.1%	17.1%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.7896 on the last trading day of September 2020 (September 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	180,990	204,953	200,116	29,474	567,340	612,984	90,283
Operating expenses
- Selling and marketing expenses	21,176	27,034	25,563	3,765	67,567	77,408	11,401
- General and administrative expenses	200,394	247,589	236,323	34,807	585,614	714,283	105,203
- Research and development expenses	190,699	212,369	214,749	31,629	561,205	629,835	92,765

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except per share data or per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income from continuing operations attributable to the Company’s shareholders	4,134,210	4,537,806	2,998,240	441,592	10,221,265	11,087,052	1,632,945
Add: Share-based compensation	591,769	688,227	671,004	98,828	1,779,077	2,021,102	297,676
Non-GAAP net income from continuing operations attributable to the Company’s shareholders	4,725,979	5,226,033	3,669,244	540,420	12,000,342	13,108,154	1,930,621

Non-GAAP basic net income from continuing operations per share	1.47	1.61	1.08	0.16	3.73	3.99	0.59
Non-GAAP basic net income from continuing operations per ADS	7.33	8.06	5.42	0.80	18.65	19.94	2.94
Non-GAAP diluted net income from continuing operations per share	1.45	1.59	1.07	0.16	3.70	3.94	0.58
Non-GAAP diluted net income from continuing operations per ADS	7.26	7.96	5.35	0.79	18.49	19.69	2.90

The accompanying notes are an integral part of this announcement.